UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION OF DUTY
TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

Commission File Number: 333-184551

STARZ, LLC

(Exact name of registrant as specified in its charter)

8900 Liberty Circle

Englewood, Colorado 80112

(720) 852-7700

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

5.00% Senior Notes due 2019

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

5.00% Senior Notes due 2019: None

Pursuant to the requirements of the Securities Exchange Act of 1934, Starz, LLC has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: January 9, 2017	STARZ, LLC

	By:	/s/ Scott D. Macdonald
	Name:	Scott D. Macdonald
	Title:	Executive Vice President and Chief Financial Officer